November 16, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson

  David Edgar

Re:	Quantum Corporation

  Review of Form 10-K for the fiscal year ended March 31, 2006, Filed June 12, 2006

  File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to the comment from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated November 2, 2007 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2006, filed June 12, 2006.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed it with the Company’s response.

Form 10-K for the Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

•

We note your response to prior comment 1 where you conclude that a reclassification of the StorageTek legal settlement charge to operating expenses is not material. Considering that the reclassification would nearly double your operating loss for the fiscal year ended March 31, 2006, the Staff is not in a position to concur with your conclusion. Please amend Form 10-K for the fiscal year ended March 31, 2007 to include the StorageTek legal settlement expense in loss from operations both in Selected Financial Data and the audited financial statements. Management’s Discussion and Analysis should be accordingly revised to reflect the restated financial statements.

Response:

On November 16, 2007 we will file a Form 8-K, Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. The 8-K will note that the Company will file an Amended Annual Report on Form 10-K for the year ended March 31, 2007 as soon as possible. We expect to file our amended Form 10-K/A for the year ended March 31, 2007 no later than November 30, 2007.

The 8-K identifies and shows the effect of the reclassification of legal settlement expense from a non-operating item to operating expense for the year ended March 31, 2006 as summarized below (in thousands):

	As Reported	As Restated
Loss on litigation settlement (operating expense)	$—	$20,517
Operating expenses	252,892	273,409
Loss from operations	(20,964)	(41,481)
Loss on litigation settlement (non-operating expense)	20,517	—
Net loss	(41,479)	(41,479)

The 10-K/A will revise the Selected Financial Data and the audited financial statements to reclassify the loss on litigation settlement as an operating expense for the year ended March 31, 2006. We will also revise Management’s Discussion and Analysis to reflect the restated financial statements.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 895-3187. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 895-3370. Thank you for your assistance.

Sincerely,

/s/ JON GACEK
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation